Piper Jaffray & Co. 800 Nicollet Mall Minneapolis, Minnesota 55402	William Blair & Company, L.L.C. 150 N. Riverside Plaza Chicago, Illinois 60606

June 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Neuronetics, Inc.

Registration Statement on Form S-1 (File No. 333-225307)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of Neuronetics, Inc. with respect to the effective time of the above-referenced Registration Statement so that it will become effective Wednesday, June 27, 2018, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that, during the period from June 15, 2018 to the date of this letter, we have effected approximately the following distribution of copies of the preliminary prospectus, dated June 15, 2018:

To Whom Distributed	Number of Copies
Institutions, Brokers and Others	1,337

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

PIPER JAFFRAY & CO.
WILLIAM BLAIR & COMPANY, L.L.C. on behalf of themselves and as representatives of the Underwriters

PIPER JAFFRAY & CO.

By:	/s/ Neil Riley
Name:	Neil Riley
Title:	Managing Director

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Steve Maletzky
Name:	Steve Maletzky
Title:	Managing Director, Equity Capital Markets

[Signature Page to Underwriters’ Acceleration Request Letter]